Exhibit 99.5

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 10 February 2006 it purchased for cancellation 50,000 of its ordinary shares at a price of 399.1912 pence per ordinary share.